February 27, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	AMERIGROUP Corporation Form 10-K for the Year Ended December 31, 2007 Filed February 22, 2008 File Number: 001-31574
Dear Mr. Rosenberg:
On January 16, 2009, AMERIGROUP Corporation (“AMERIGROUP”, the “Company” or “we”) submitted a response to a Staff comment letter dated December 23, 2008. On January 20, 2009, AMERIGROUP received a telephone call from Tabatha Aiken, Staff Accountant, with additional inquiries with respect to our response to comment 2 of the comment letter. On February 13, 2009, Ms. Aiken advised AMERIGROUP to respond to the additional inquiries in writing within 10 business days from that date. We are submitting this letter in response to the additional inquiries. For ease of reference, we have repeated the Staff’s additional inquiries below in bold, italicized text.
Additional Inquiries on January 20, 2009
1.	Please quantify the amount included in incurred but not reported (“IBNR”) as a result of the assumption to consider moderately adverse conditions that resulted in favorable development in 2007?

2.	What is the additional amount of favorable development in 2007 as a result of obtaining more complete claims information for claims incurred for dates of service primarily in 2006?

3.	What are health benefits expenses incurred during the year related to the prior year in 2008?
In response to the additional inquiries set forth above, we have enclosed a copy of our Critical Accounting Policy, Estimating health benefits expense and claims payable, as set forth on pages 48 through 51 of our Annual Report on Form 10-K for the year ended December 31, 2008 that was filed with the SEC on February 24, 2009. In the Annual Report, we changed and expanded the disclosure in this Critical Accounting Policy, as compared to previous year’s Annual Reports, to quantify the factors that gave rise to the favorable development in 2006, 2007 and 2008. We believe that this additional disclosure is responsive to, and fully addresses, the Staff’s additional inquiries.

The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any further questions or comments you may have regarding this filing to the undersigned at (757) 473-2723 or, in my absence, Stanley F. Baldwin, Executive Vice President, Secretary and General Counsel at (757) 473-2732.
Sincerely,
AMERIGROUP CORPORATION

/s/ James W. Truess James W. Truess Executive Vice President and Chief Financial Officer

cc:	Stanley F. Baldwin, Executive Vice President, General Counsel and Secretary AMERIGROUP Corporation

Estimating health benefits expense and claims payable
     The most judgmental accounting estimate in our Consolidated Financial Statements is our liability for medical claims payable. At December 31, 2008, this liability was $536.1 million and represented 48% of our total consolidated liabilities. Included in this liability and the corresponding health benefits expenses for IBNR claims are the estimated costs of processing such claims. Health benefits expenses have two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratories and pharmacies. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses.
     We have used a consistent methodology for estimating our medical expenses and medical claims payable since inception, and have refined our assumptions to take into account our maturing claims, product and market experience. Our reserving practice is to consistently recognize the actuarial best point estimate within a level of confidence required by actuarial standards. Actuarial standards of practice generally require a level of confidence such that the liabilities established for IBNR have a greater probability of being adequate versus being insufficient, or such that the liabilities established for IBNR are sufficient to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of the estimate. Therefore, in many situations, the claim amounts ultimately settled will be less than the estimate that satisfies the actuarial standards of practice.
     In developing our medical claims payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For mature incurred months (generally the months prior to the most recent three months), we calculate completion factors using an analysis of claim adjudication patterns over the most recent 39-month period. A completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated as of the date of estimation. We apply the completion factors to actual claims adjudicated-to-date in order to estimate the expected amount of ultimate incurred claims for those months.
     We do not believe that completion factors are fully credible for estimating claims incurred for the most recent two to three months which constitute the majority of the amount of the medical claims payable. Accordingly, we estimate health benefits expenses incurred by applying observed medical cost trend factors to the average per member per month (“PMPM”) medical costs incurred in a more complete time period. Medical cost trend factors are developed through a comprehensive analysis of claims incurred in prior months for which more complete claim data is available. The average PMPM is also adjusted for known changes in hospital authorization data, provider contracting changes, changes in benefit levels, age and gender mix of members, and seasonality. The incurred estimates resulting from the analysis of completion factors, medical cost trend factors and other known changes are weighted together using actuarial judgment.
     Many aspects of the managed care business are not predictable with consistency. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births and the number of neonatal intensive care babies). Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated, as opposed to a fee-for-service, basis. These considerations are aggregated in the medical cost trend. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately establish estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of health benefits expense trends and other actuarial model inputs.

     Completion factors are the most significant factors we use in developing our medical claims payable estimates for older periods, generally periods prior to the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical claims payable estimates for those periods as of December 31, 2008:

Completion Factor	Increase (Decrease) in
Increase (Decrease) in Factor	Medical Claims Payable(1)
(In millions)
(0.50)%	$42.0
(0.25)%	$21.0
0.25%	$(21.0)
0.50%	$(42.0)

(1)	Reflects estimated potential changes in health benefits expenses and medical claims payable caused by changes in completion factors used in developing medical claims payable estimates for older periods, generally periods prior to the most recent three months.
     Medical cost PMPM trend factors are the most significant factors we use in estimating our medical claims payable for the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical claims payable estimates for the most recent three months as of December 31, 2008:

Medical Cost PMPM Trend	Increase (Decrease) in
Increase (Decrease) in Factor	Medical Claims Payable(1)
(In millions)
5.0%	$6.5
2.5%	$3.2
(2.5)%	$(3.2)
(5.0)%	$(6.5)

(1)	Reflects estimated potential changes in health benefits expenses and medical claims payable caused by changes in medical costs PMPM trend data used in developing medical claims payable estimates for the most recent three months.
     The analyses above include those outcomes that are considered reasonably likely based on the Company’s historical experience in estimating its medical claims payable.
     Changes in estimates of medical claims payable are primarily the result of obtaining more complete claims information that directly correlates with the claims and provider reimbursement trends. Volatility in members’ needs for medical services, provider claims submission and our payment processes results in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon PMPM claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period known.
     We continually monitor and adjust the medical claims payable and health benefits expense based on subsequent paid claims activity. If it is determined that our assumptions regarding medical cost trends and utilization are significantly different than actual results, our results of operations, financial position and liquidity could be impacted in future periods. Adjustments of prior year estimates may result in additional health benefits expense or a reduction of health benefits expense in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to medical claims payable occur each quarter and are sometimes significant as compared to the net income recorded in that quarter. Prior period development is recognized immediately upon the actuaries’ judgment that a portion of the prior period liability is no longer needed or that an additional liability should have been accrued.

     The following table presents the components of the change in medical claims payable for the three years ended December 31 (in thousands):

	2008	2007	2006
Medical claims payable as of January 1	$541,173	$385,204	$348,679
Health benefits expenses incurred during the year:
Related to current year	3,679,107	3,284,302	2,328,863
Related to prior years	(60,846)	(68,232)	(62,846)

Total incurred	3,618,261	3,216,070	2,266,017
Health benefits payments during the year:
Related to current year	3,197,732	2,769,331	1,971,505
Related to prior years	425,595	290,770	257,987

Total payments	3,623,327	3,060,101	2,229,492

Medical claims payable as of December 31	$536,107	$541,173	$385,204

Current year medical claims paid as a percent of current year health benefits expenses incurred	86.9%	84.3%	84.7%

Health benefits expenses incurred related to prior years as a percent of prior year medical claims payable as of December 31	(11.2)%	(17.7)%	(18.0)%

Health benefits expenses incurred related to prior years as a percent of the prior year’s health benefits expenses related to current year	(1.9)%	(2.9)%	(3.2)%

     Health benefits expenses incurred during the year, was reduced by approximately $60.8 million and $68.2 million for the years ended December 31, 2008 and 2007, respectively, for amounts related to prior years. As noted above, the actuarial standards of practice generally require that the liabilities established for IBNR be sufficient to cover obligations under an assumption of moderately adverse conditions. We did not experience moderately adverse conditions in either period. Therefore included in the amounts related to prior years are approximately $37.3 million and $30.4 million for the years ended December 31, 2008 and 2007, respectively, related to amounts included in the medical claims payable as of January 1 of each respective year in order to establish the liability at a level adequate for moderately adverse conditions. The increase in the absolute dollar value of this estimate for the year ended December 31, 2008 compared to the year ended December 31, 2007, is due to the increased value of the medical claims payable on which this assumption is applied.
     The remaining reduction in health benefits expenses incurred during the year, related to prior years, of approximately $23.5 million and $37.8 million for the years ended December 31, 2008 and 2007, respectively, primarily resulted from obtaining more complete claims information for claims incurred for dates of service in the prior years. We refer to these amounts as net reserve development. Claims processing initiatives yielded increased claim payment recoveries and coordination of benefits in 2008 and 2007 related to prior year dates of services for both periods. These recoveries also caused our actuarial estimates to include faster completion factors than were originally established. The faster completion factors account for the remaining net favorable reserve development in each respective period.
     Health benefits expenses incurred during the year, related to prior years, for the year ended December 31, 2006 was approximately $62.8 million which includes approximately $25.9 million that was included in the medical claims payable as of January 1, 2006 in order to establish the liability at a level adequate for moderately adverse conditions. We did not experience moderately adverse conditions. The remaining reduction in health benefits expenses incurred during the year, related to prior years, of approximately $36.9 million was due to cost trends not remaining at elevated levels as previously anticipated.
     Establishing the liabilities for IBNR, associated with health benefits expenses incurred during a year, related to that current year, at a level sufficient to cover obligations under an assumption of moderately adverse conditions will cause incurred health benefits expenses for that current year to be higher than if IBNR was established without sufficiency for moderately adverse conditions. In the above table, the health benefits expenses incurred during the year related to the current year include an assumption to cover moderately adverse conditions.
     Also included in medical claims payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement and claims payment differences, as well as amounts due to contracted providers under risk-sharing arrangements.